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                                             As filed pursuant to Rule 424(b)(5)
                                                     Registration No. 333-97047

PRICING SUPPLEMENT
November 15, 2002
(To Prospectus Supplement dated August 15, 2002
to Prospectus dated August 8, 2002)

                   CATERPILLAR FINANCIAL SERVICES CORPORATION
                           MEDIUM-TERM NOTES, SERIES F
                                  (FIXED RATE)
             WITH MATURITIES OF 9 MONTHS OR MORE FROM DATE OF ISSUE
          INTEREST PAYABLE EACH MAY 30 AND NOVEMBER 30 AND AT MATURITY

Principal Amount:         Interest Rate:               Proceeds Amount:
$75,000,000               3.751%                       $74,775,000

Original Issue Date:      Commission Fee:              Maturity Date:
November 20, 2002         $225,000                     November 30, 2007

Placement Agents:
Banc of America Securities LLC, J.P. Morgan Securities Inc., Fleet Securities, Inc., HSBC Securities (USA) Inc. and Wachovia Securities, Inc.



Specified Currency        Option to Elect Payment      Authorized Denominations
[x] U.S. dollars          in U.S. dollars              (only applicable if
___ Other:____________    (only applicable if          Specified Currency is
                          Specified Currency is        other than U.S.
                          other than U.S. dollars):    dollars): N/A
                          N/A
                                                       Exchange Rate Agent
The Note is a:                                         (if other than U.S. Bank
[x] Global Note                                        Trust National
___ Certificated Note                                  Association): N/A
(only applicable if
Specified Currency
is other than U.S.
dollars)

Original Issue            Total Amount of OID: N/A     Terms of Amortizing
Discount Note:                                         Notes:  N/A
[ ] Yes   [x] No

                          Issue Price (expressed
                          as a percentage of
                          aggregate principal
                          amount):  100%

Redemption Date(s) (including                          Redemption Price(s): N/A
any applicable regular or special
record dates): N/A


Repayment Date(s) (including                           Repayment Price(s): N/A
any applicable regular or
special record dates):  N/A

Interest Rate Reset Option: [ ] Yes   [X] No

Optional Reset Dates (only applicable if option to reset interest rate):  N/A

Basis for Interest Rate Reset (only applicable if option to reset interest rate): N/A
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Stated Maturity Extension Option:  [ ] Yes    [x] No

Extension Period(s) and Final Maturity Date (only applicable if option to extend stated maturity): N/A

Basis for Interest Rate During Extension Period (only applicable if option to extend stated maturity): N/A

Historical Exchange Rate (only applicable if Specified Currency is other than U.S. dollars): N/A

     Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of the notes or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     We are offering these securities ultimately to purchasers of pass-through certificates of the Core Investment Grade Bond Trust I offered simultaneously herewith through Core Bond Products LLC, as depositor of the Core Investment Grade Bond Trust I, utilizing the services of Banc of America Securities LLC, J.P. Morgan Securities Inc., Fleet Securities, Inc., HSBC Securities (USA) Inc. and Wachovia Securities, Inc. as our agents. Each of Banc of America Securities LLC, J.P. Morgan Securities Inc., Fleet Securities, Inc., HSBC Securities (USA) Inc. and Wachovia Securities, Inc. is a statutory underwriter within the meaning of the Securities Act of 1933.

      We have authorized the placement agents to deliver a copy of this pricing supplement and the attached prospectus supplement and prospectus relating to the notes offered hereby to purchasers of the trust's pass-through certificates. This pricing supplement and the attached prospectus supplement and prospectus relate only to Caterpillar Financial Services Corporation and the notes and do not relate to the trust or the pass-through trust certificates. You should only rely on this pricing supplement and the attached prospectus supplement and prospectus for a description of Caterpillar Financial Services Corporation and the notes.

      We have not been involved in the creation of the trust or the preparation of the registration statement and related prospectus relating to the offering and sale of the trust's pass-through certificates. We are not partners, joint venturers, or in any similar arrangement with the trust or any of the other issuers whose securities may be deposited in the trust nor do we own any interest in the trust. Accordingly, we are not assuming any responsibility for or any liability or obligations with respect to the trust, the pass-through certificates, the securities of any other issuer that may be deposited into the trust or the registration statements and prospectuses relating to the pass-through certificates or any such securities. Our responsibilities, liabilities and obligations are limited solely to the information contained in or specifically incorporated by reference in this pricing supplement and the attached prospectus supplement and prospectus and to our obligations under the notes and the indenture.

Optional Redemption

      The notes will be redeemable as a whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon from the redemption date to the maturity date (exclusive of any accrued interest) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 12.5 basis points, plus, in each case, any interest accrued but not paid to the date of redemption.

      "Treasury Rate" means, with respect to any redemption date for the
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notes, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the maturity date for the notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (ii) if that release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date. The Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

      "Business Day" means any calendar day that is not a Saturday, Sunday or legal holiday in New York, New York and on which commercial banks are open for business in New York, New York.

      "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such securities.

      "Independent Investment Banker" means either Banc of America Securities LLC or J.P. Morgan Securities Inc. and their respective successors, or, if both firms are unwilling or unable to select the Comparable Treasury Issue, a nationally recognized investment banking institution which is a Primary Treasury Dealer appointed by us.

      "Comparable Treasury Price" means, with respect to any redemption date for the notes, (i) the average of five Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if, after seeking at least five Reference Treasury Dealer Quotations and excluding the highest and lowest Reference Treasury Dealer Quotations, the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

      "Reference Treasury Dealer" means (1) Banc of America Securities LLC or J.P. Morgan Securities Inc. and their respective successors, provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute for such dealer another Primary Treasury Dealer and (2) any other nationally recognized Primary Treasury Dealer selected by the Independent Investment Banker and acceptable to us.

      "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by that Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third Business Day preceding that redemption date.

      Holders of notes to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days before the date fixed for
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redemption. If fewer than all of the notes are to be redeemed, the trustee will select the particular notes or portions thereof for redemption from the outstanding notes not previously called, pro rata or by lot, or in such other manner as we shall direct.

      Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

Global Clearance and Settlement Procedures

      DTC will act as securities depositary for all of the notes. Any cross-market transfers of notes will be effected in DTC on behalf of Euroclear or Clearstream Luxembourg, as participants in DTC, in accordance with the rules of DTC. However, such cross-market transfers will require delivery of instructions to Euroclear or Clearstream Luxembourg, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. Euroclear or Clearstream Luxembourg, as the case may be, will, if the transfer meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving the beneficial interests in the applicable global certificate in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Participants of Euroclear or Clearstream Luxembourg may not deliver instructions directly to the depositaries for Euroclear or Clearstream Luxembourg, as the case may be.

      Because of time zone differences, the securities account of a Euroclear or Clearstream Luxembourg participant purchasing a beneficial interest in a global certificate from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream Luxembourg, as applicable) immediately following the DTC settlement date. Credit of such transfer of a beneficial interest in a global security settled during such processing day will be reported to the applicable Euroclear or Clearstream Luxembourg participant on that day. Cash received in Euroclear or Clearstream Luxembourg as a result of a transfer of a beneficial interest in a global security by or through a Euroclear or Clearstream Luxembourg participant to a DTC participant will be received with value on the DTC settlement date but will be available in the applicable Euroclear or Clearstream Luxembourg cash account only as of the business day following settlement in DTC.

DTC, Euroclear and Clearstream Luxembourg

      The information set out below in connection with DTC, Euroclear and Clearstream Luxembourg is subject to any change in or reinterpretation of the rules, regulations and procedures of the clearing systems currently in effect. The information about each of them set forth below has been obtained from sources that the depositor believes to be reliable, but neither Caterpillar Financial Services Corporation nor any placement agent takes any responsibility for the accuracy or completeness of the information. Neither Caterpillar Financial Services Corporation nor any placement agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the notes held through the facilities of any clearing system or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

      Although DTC, Euroclear and Clearstream Luxembourg have agreed to the following procedures described in this section, in order to facilitate transfers of interests in the notes among participants of DTC, Euroclear and Clearstream Luxembourg, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither Caterpillar Financial Services Corporation nor any placement agent assumes any responsibility for the performance by DTC, Euroclear or
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Clearstream Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

      DTC, Euroclear and Clearstream Luxembourg have advised us as follows:

      DTC. DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of transactions between DTC participants through electronic book-entry changes in accounts of DTC participants, thereby eliminating the need for physical movement of notes. DTC participants include the placement agents and other securities brokers and dealers, banks, trust companies, clearing corporations and may in the future include certain other organizations ("DTC participants"). Indirect access to the DTC system is also available to other such banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly ("indirect DTC participants"). DTC is owned by a number of its participants and by the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers, Inc. and rules applicable to DTC and its participants are on file with the SEC.

      Transfers of ownership or other interests in the notes in DTC may be made only through DTC participants. Indirect DTC participants are required to effect transfers through a DTC participant. DTC has no knowledge of the actual beneficial owners of the notes. DTC's records reflect only the identity of the DTC participants to whose accounts the notes are credited, which may not be the beneficial owners. DTC participants will remain responsible for keeping account of their holdings on behalf of their customers and for forwarding all notices concerning the notes to their customers.

      So long as DTC, or its nominee, is the holder of a global security, payments on a global security will be made in immediately available funds to DTC. DTC's practice is to credit DTC participants' accounts on the applicable payment date in accordance with their respective holdings shown on its records, unless DTC has reason to believe that it will not receive payment on that date. Payments by DTC participants to beneficial owners will be governed by standing instructions and customary practices, as in the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the DTC participants and not of DTC or any other party, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to DTC is the responsibility of the trustee. Disbursement of payments to DTC participants will be DTC's responsibility and disbursement of payments to the beneficial owners will be the responsibility of DTC participants and indirect DTC participants.

      Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants, and because owners of beneficial interests in the global notes will hold their interests through DTC participants or indirect DTC participants, the ability of the owners of beneficial interests in a global certificate to pledge their interests to persons or entities that do not participate in DTC, or otherwise take actions with respect to their interests, may be limited.

      Ownership of interests in the global securities will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC, the DTC participants and the indirect DTC participants. The laws of some jurisdictions require that certain persons take physical delivery in certificated form of securities which they own. Consequently, the ability to transfer beneficial interests in the global securities is limited to such extent.
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      Delivery of notices and other communications by DTC to DTC participants, by DTC participants to indirect DTC participants and by DTC participants and indirect DTC participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time.

      According to DTC, the foregoing information with respect to DTC has been provided to the industry for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

      Euroclear. Euroclear was created in 1968 to hold securities for Euroclear participants (as defined below) and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of notes and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Euroclear Bank S.A./N.V. (the "Euroclear operator"), under contract with Euroclear Clearance Systems S.C., a Belgium cooperative corporation (the "cooperative"). All operations are conducted by the Euroclear operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear operator, not the cooperative. The cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include affiliates of the placement agents and their respective affiliates ("Euroclear participants"). Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

      Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Euroclear terms and conditions"). The Euroclear terms and conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear and receipts of payment with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific notes to specific securities clearance accounts. The Euroclear operator acts under the Euroclear terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

      Payments with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Euroclear terms and conditions, to the extent received by the Euroclear operator and by Euroclear.

      Clearstream Luxembourg. Clearstream Luxembourg is incorporated under the laws of Luxembourg as a professional depositary. Clearstream Luxembourg holds securities for Clearstream Luxembourg participants (as defined below) and facilitates the clearance and settlement of securities transactions between Clearstream Luxembourg participants through electronic book-entry changes in accounts of Clearstream Luxembourg participants, thereby eliminating the need for physical movement of notes. Clearstream Luxembourg provides to Clearstream Luxembourg participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream Luxembourg participants are recognized financial institutions around the world, including affiliates of the placement agents and other securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Clearstream
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Luxembourg participants"). Indirect access to Clearstream Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Luxembourg participant either directly or indirectly.

      Payments with respect to notes held beneficially through Clearstream Luxembourg will be credited to cash accounts of Clearstream Luxembourg participants in accordance with its rules and procedures, to the extent received by Clearstream Luxembourg.

Trading

      Except for trades involving Euroclear and Clearstream Luxembourg participants, beneficial interests in the notes will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in the notes will therefore settle in immediately available funds, subject in all cases to the rules and operating procedures of DTC. Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC's rules and operating procedures and will be settled in immediately available funds, while transfers between participants in Euroclear and Clearstream Luxembourg will be effected in the ordinary way in accordance with their respective rules and operating procedures.